SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3

                        RULE 13E-3 TRANSACTION STATEMENT

        (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934
                    AND RULE 13E-3 (SS.240.13E-3) THEREUNDER)
                                (Amendment No. 3)

                              Market America, Inc.

                              (NAME OF THE ISSUER)

                              Market America, Inc.
                             Miracle Marketing, Inc.
                             MA Acquisition Sub Inc.
                                James H. Ridinger
                                Loren A. Ridinger
                               Martin L. Weissman
                                Dennis J. Franks
                                   Marc Ashley
                                Joseph V. Bolyard
                                 Andrew Weissman

                       (NAMES OF PERSONS FILING STATEMENT)


       Common Stock, $.00001 par value per share, CUSIP Number 570556 10 0

                 (TITLE AND CUSIP NUMBER OF CLASS OF SECURITIES)

                                James H. Ridinger
    President, Chief Executive Officer and Chairman of the Board of Directors
                              Market America, Inc.
                            1302 Pleasant Ridge Road
                        Greensboro, North Carolina 27409
                                 (336) 605-0040

                                   Copies to:

                                  Gregory Katz
                            Thelen Reid & Priest LLP
                               40 West 57th Street
                            New York, New York 10019
                                 (212) 603-2000

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES AND
              COMMUNICATIONS ON BEHALF OF PERSONS FILING STATEMENT)

                            ------------------------

This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A (ss.ss. 240.14a-1 through 240.14b-1), Regulation 14C (ss.ss. 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (ss.240.13E-3(c))
       under the Securities Exchange Act of 1934.
b. [ ] The filing of a registration statement under the Securities Act of 1933.
c. [ ] A tender offer.
d. [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                            CALCULATION OF FILING FEE

          Transaction Valuation*               Amount of Filing Fee
          ----------------------               --------------------
              $29,666,800.00                         $2,729.35


* Pursuant to Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, and by ss.ss.240.0-11(a) and 11(c) thereunder, the transaction value was calculated, solely for the purpose of calculating the filing fee, on the cash merger consideration of $8.00 per share of Common Stock. The amount of the filing fee was calculated at a rate of $92 for each $1,000,000 of the transaction valuation.

[X] Check the box if any part of the fee is offset as provided by ss.240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

     Form or Registration No.: Schedule 14A

     Filing Party: Market America, Inc.

     Date Filed: March 27, 2002

     This Rule 13e-3 Transaction Statement (this "Statement") relates to the Agreement and Plan of Merger dated as of March 27, 2002 (the "Merger Agreement"), by and among Miracle Marketing Inc., a Delaware corporation ("Marketing"), MA Acquisition Sub Inc., a North Carolina corporation ("Sub"), and Market America, Inc., a New York corporation ("Market America"). Sub was formed for the purpose of consummating the Merger (as defined below). A copy of the Merger Agreement is attached as Annex A to the definitive proxy statement filed by Market America contemporaneously herewith (including all annexes thereto, the "Proxy Statement"). The Proxy Statement is attached hereto as Exhibit (a)(1).

     Upon the terms and subject to the conditions of the Merger Agreement, at the Effective Time (as defined below) (i) Sub will be merged with and into Market America (the "Merger") and (ii) each outstanding share of Common Stock of Market America (other than shares owned by Marketing and shares as to which appraisal rights are properly perfected and not withdrawn) will be converted into the right to receive $8.00 in cash, without interest. The "Effective Time" of the Merger will be the date and time of the filing of the Articles of Merger with the Secretary of State of the State of North Carolina.

     Concurrently with the filing of this Schedule 13E-3, Market America is filing with the Securities and Exchange Commissions the Proxy Statement under Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), relating to the special meeting of the shareholders of Market America at which the shareholders will consider and vote upon a proposal to approve and adopt the Merger Agreement and authorize the Merger.

     A copy of the Proxy Statement is attached hereto as Exhibit (a)(1) and a copy of the Merger Agreement is attached as Annex A to the Proxy Statement. All references in this Schedule 13E-3 to Items numbered 1001 through 1016 are references to Items contained in Regulation M-A under the Exchange Act.

     All information contained in this Schedule 13E-3 concerning Market America has been supplied by Market America, all information concerning Marketing or Sub has been supplied by Marketing and all information concerning any member of the Offering Group has been supplied by such member of the Offering Group.

     The information contained in the Proxy Statement, including all annexes thereto, is hereby expressly incorporated herein by reference. Capitalized terms used but not defined herein shall have the meanings given to them in the Proxy Statement.

     The filing of this Statement shall not be construed as an admission by Market America, or by Marketing or any of its affiliates, that Market America is "controlled" by Marketing or any of its affiliates or that any of Marketing or any of its affiliates is an "affiliate" of Market America within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.


Item 1.          Item 1001      Summary term sheet. The information contained in
Summary Term                    the section of the Proxy Statement entitled
Sheet                           "SUMMARY TERM SHEET" is incorporated herein by
                                reference.

Item 2.          Item 1002(a)   Name and address. The information contained in
Subject Company                 the section of the Proxy Statement entitled
Information                     "SUMMARY TERM SHEET--The Merger" is incorporated
                                herein by reference.

                 Item 1002(b) Securities. The information contained in the sections of the Proxy Statement entitled "SUMMARY TERM SHEET--Special Meeting of the Shareholders" and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" is incorporated herein by reference.

                 Item 1002(c) Trading market and price. The information contained in the section of the Proxy Statement entitled "MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS" is incorporated herein by reference.

                 Item 1002(d) Dividends. The information contained in the sections of the Proxy Statement entitled "MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS" is incorporated herein by reference.

                 Item 1002(e)   Prior public offerings. Not applicable.

                 Item 1002(f)   Prior stock purchases. Not applicable.

Item 3.          Item 1003(a)   Name and address. The information contained in
Identity and                    the sections of the Proxy Statement entitled
background of                   "SUMMARY TERM SHEET--The Merger," "PARTIES TO
Filing Person                   THE MERGER", "CERTAIN INFORMATION CONCERNING
                                MARKETING, SUB AND THE OFFERING GROUP," and
                                "MANAGEMENT OF MARKET AMERICA" is incorporated herein by reference.

                 Item 1003(b) Business and background of entities. The information contained in the sections of the Proxy Statement entitled "SUMMARY TERM SHEET--The Merger," "PARTIES TO THE MERGER," "CERTAIN INFORMATION CONCERNING MARKETING, SUB AND THE OFFERING GROUP," and "MANAGEMENT OF MARKET AMERICA" is incorporated herein by reference.

                 Item           Business and background of natural persons. The
                 1003(c)(1)-(5) information contained in the sections of the
                                Proxy Statement entitled "CERTAIN INFORMATION
                                CONCERNING MARKETING, SUB AND THE OFFERING
                                GROUP" and "MANAGEMENT OF MARKET AMERICA" is incorporated herein by reference.

                 Item 1003(d)   Tender Offer. Not applicable.

Item 4.          Item           Material terms - tender offers. Not applicable.
Terms of         1004(a)(1)
Transaction

                 Item           Material terms - mergers or similar
                 1004(a)(2)     transactions. The information contained in the
                                sections of the Proxy Statement entitled
                                "SUMMARY TERM SHEET," "INTRODUCTION," "PARTIES
                                TO THE MERGER," "SPECIAL FACTORS--Background and
                                Purposes of the Merger," "SPECIAL
                                FACTORS--Fairness of the Merger," "SPECIAL
                                FACTORS--Purposes of the Merger for the Offering
                                Group and Marketing; Fairness of the Merger,"
                                "SPECIAL FACTORS," "SPECIAL FACTORS--Conflicts of Interest," "SPECIAL FACTORS--Offering Group
                                Agreement," "SPECIAL FACTORS--Certain Effects of the Merger," "SPECIAL FACTORS--Federal Income
                                Tax Considerations," and "CERTAIN PROVISIONS OF
                                THE MERGER AGREEMENT" is incorporated herein by reference.

                 Item 1004(c) Different terms. The information contained in the sections of the Proxy Statement entitled "SPECIAL FACTORS--Background and Purposes of the Merger" "SPECIAL FACTORS--Conflicts of Interest," "SPECIAL FACTORS--Offering Group Agreement," "SPECIAL FACTORS--Certain Effects of the Merger" and "SPECIAL FACTORS--Appraisal Rights" is incorporated herein by reference.

                 Item 1004(d) Appraisal rights. The information contained in the section of the Proxy Statement entitled "SPECIAL FACTORS--Appraisal Rights" and Annex B to the Proxy Statement, Article 13 of the North Carolina Business Corporation Act, is incorporated herein by reference.

                 Item 1004(e) Provisions for unaffiliated security holders. Market America, Marketing, Sub and the other filing persons have made no provisions in connection with this transaction to grant unaffiliated security holders access to corporate files of Market America, Marketing or Sub or to obtain counsel or appraisal services at the expense of Market America, Marketing or the other filing persons.

                 Item 1004(f)   Eligibility for listing or trading. Not
                                applicable.

Item 5.          Item 1005(a)   Transactions. The information contained in the
Past Contacts,                  sections of the Proxy Statement entitled
Transactions,                   "SPECIAL FACTORS--Background and Purposes of the
Negotiations and                Merger," ," "SPECIAL FACTORS--Offering Group
Agreements.                     Agreement," "SPECIAL FACTORS--Conflicts of
                                Interest," "CERTAIN INFORMATION CONCERNING
                                MARKETING, SUB AND THE OFFERING GROUP," and
                                "MANAGEMENT OF MARKET AMERICA" is incorporated herein by reference.

                 Item 1005(b) Significant corporate events. The information contained in the sections of the Proxy Statement entitled "SPECIAL FACTORS--Background and Purposes of the Merger," "SPECIAL FACTORS--Fairness of the Merger," "SPECIAL
                                FACTORS--Purposes of the Merger for the Offering Group and Marketing; Fairness of the Merger," "SPECIAL FACTORS," "SPECIAL FACTORS--Conflicts of Interest" and "SPECIAL FACTORS--Offering Group Agreement" is incorporated herein by reference.

                 Item 1005(c) Negotiations or contacts. The information contained in the sections of the Proxy Statement entitled "SPECIAL FACTORS--Background and Purposes of the Merger," "SPECIAL FACTORS--Fairness of the Merger," "SPECIAL
                                FACTORS--Purposes of the Merger for the Offering Group and Marketing; Fairness of the Merger," "SPECIAL FACTORS--Conflicts of Interest" and "SPECIAL FACTORS--Offering Group Agreement" is incorporated herein by reference.

                 Item 1005(e) Agreements involving the subject company's securities. The information contained in the sections of the Proxy Statement entitled "SPECIAL FACTORS--Conflicts of Interest," "SPECIAL FACTORS--Offering Group Agreement," "SPECIAL FACTORS--Certain Effects of the Merger," and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" is incorporated herein by reference.

Item 6.          Item 1006(b)   Use of Securities Acquired. The information
Purposes of the                 contained in the sections of the Proxy Statement
Transaction and                 entitled "SPECIAL FACTORS--Certain Effects of
Plans or                        the Merger" and "CERTAIN PROVISIONS OF THE
Proposals.                      MERGER AGREEMENT--Conversion and Cancellation of
                                Market America Stock" is incorporated herein by reference.

                 Item           Plans. The information contained in the sections
                 1006(c)(1)-(8) of the Proxy Statement entitled "SUMMARY TERM
                                SHEET--The Merger," "SPECIAL FACTORS--Background and Purposes of the Merger," "SPECIAL
                                FACTORS--Conflicts of Interest," "SPECIAL
                                FACTORS--Offering Group Agreement," "SPECIAL
                                FACTORS--Certain Effects of the Merger,"
                                "CERTAIN PROVISIONS OF THE MERGER
                                AGREEMENT--Prior to the Effective Time of the Merger," "CERTAIN PROVISIONS OF THE MERGER
                                AGREEMENT--Effective Time of the Merger,"

                                "CERTAIN PROVISIONS OF THE MERGER
                                AGREEMENT--Conversion and Cancellation of Market America Stock" and "SELECTED FINANCIAL DATA" is incorporated herein by reference.

Item 7.          Item 1013(a)   Purposes. The information contained in the
Purposes,                       sections of the Proxy Statement entitled
Alternatives and                "SPECIAL FACTORS--Background and Purposes of the
Effects.                        Merger," "SPECIAL FACTORS--Fairness of the
                                Merger," "SPECIAL FACTORS--Purposes of the
                                Merger for Item 1013(b) Alternatives. The information the Offering Group and Marketing;
                                Fairness of the Merger," and "SPECIAL contained in the sections of the Proxy FACTORS--Certain
                                Effects of the Merger," Statement entitled
                                "SPECIAL FACTORS--Background and Purposes of the Merger," "SPECIAL FACTORS--Fairness of the
                                Merger," "SPECIAL FACTORS--Purposes of the
                                Merger for the Offering Group and Marketing;
                                Fairness of the Merger" and "CERTAIN PROVISIONS
                                OF THE MERGER AGREEMENT--Alternative Proposals" is incorporated herein by reference.

                 Item 1013(c) Reasons. The information contained in the sections of the Proxy Statement entitled "SPECIAL FACTORS--Background and Purposes of the Merger," "SPECIAL FACTORS--Fairness of the Merger," "SPECIAL FACTORS--Purposes of the Merger for the Offering Group and Marketing; Fairness of the Merger," and "SPECIAL FACTORS--Certain Effects of the Merger" is incorporated herein by reference.

                 Item 1013(d) Effects. The information contained in the sections of the Proxy Statement entitled "SUMMARY TERM SHEET--The Merger," "SPECIAL FACTORS--Reasons for and Fairness of the Merger," "SPECIAL FACTORS--Purposes of the Merger for the Offering Group and Marketing; Fairness of the Merger," "SPECIAL FACTORS--Conflicts of Interest," "SPECIAL
                                FACTORS--Offering Group Agreement," "SPECIAL
                                FACTORS--Certain Effects of the Merger,"
                                "SPECIAL FACTORS--Appraisal Rights," "SPECIAL FACTORS--Federal Income Tax Considerations," "SPECIAL FACTORS--Regulatory Approvals,"
                                "CERTAIN PROVISIONS OF THE MERGER
                                AGREEMENT--Effective Time of the Merger,"
                                "CERTAIN PROVISIONS OF THE MERGER
                                AGREEMENT--Conversion and Cancellation of Market America Stock," "CERTAIN PROVISIONS OF THE MERGER AGREEMENT--Sub Stock," "CERTAIN PROVISIONS OF THE MERGER AGREEMENT--Exchange Procedures," "CERTAIN PROVISIONS OF THE MERGER AGREEMENT--Indemnification," "FUNDING OF THE MERGER--Expenses of the Merger" and "SELECTED FINANCIAL DATA" is incorporated herein by reference.

Item 8.          Item 1014(a)   Fairness. The information contained in the
Fairness of the                 sections of the Proxy Statement entitled
Transaction.                    "SPECIAL FACTORS--Background and Purposes of the
                                Merger," "SPECIAL FACTORS--Fairness of the
                                Merger," "SPECIAL FACTORS--Purposes of the
                                Merger for the Offering Group and Marketing;
                                Fairness of the Merger," and "SPECIAL
                                FACTORS--Conflicts of Interest" is incorporated herein by reference.

                 Item 1014(b) Factors considered in determining fairness. The information contained in the sections of the Proxy Statement entitled "SPECIAL FACTORS--Background and Purposes of the Merger," "SPECIAL FACTORS--Fairness of the Merger," "SPECIAL FACTORS-- Purposes of the Merger for the Offering Group and Marketing; Fairness of the Merger," and "SPECIAL FACTORS--Conflicts of Interest" is incorporated herein by reference.

                 Item 1014(c) Approval of security holders. The information contained in the section of the Proxy Statement entitled "VOTING AND PROXIES--Vote Required" is incorporated herein by reference.

                 Item 1014(d) Unaffiliated representative. The information contained in the sections of the Proxy Statement entitled "SUMMARY TERM SHEET--The Merger," "SPECIAL FACTORS--Background and Purposes of of the Merger" and "SPECIAL FACTORS--Fairness of the Merger" is incorporated herein by reference.

                 Item 1014(e) Approval of the Directors. The information contained in the sections of the Proxy Statement entitled "SPECIAL FACTORS--Background and Purposes of the Merger," "SPECIAL FACTORS--Fairness of the Merger" and "SPECIAL
                                FACTORS--Conflicts of Interest" is incorporated herein by reference.

                 Item 1014(f)   Other offers. Not applicable.

Item 9.          Item 1015(a)   Report, opinions or appraisal. The information
Reports, Opinions,              contained in the sections of the Proxy Statement
Appraisals and                  entitled "SPECIAL FACTORS--Background and
Negotiations.                   Purposes of the Merger," "SPECIAL
                                FACTORS--Fairness of the Merger" is incorporated herein by reference.


                 Item 1015(b) Preparer and summary of the report, opinion or appraisal. The information contained in the sections of the Proxy Statement entitled "SPECIAL FACTORS--Background and Purposes of the Merger," "SPECIAL FACTORS--Fairness of the Merger" is incorporated herein by reference.

                 Item 1015(c) Availability of Documents. The information contained in the sections of the Proxy Statement entitled "SPECIAL FACTORS--Fairness of the Merger--Summary and Significance of the Burnham Report" and "SPECIAL FACTORS--Fairness of the Merger--Summary and Significance of the Steinberg Critique" is incorporated herein by reference.

Item 10.         Item 1007(a)   Source of Funds. The information contained in
Source and                      the section of the Proxy Statement entitled
Amounts of Funds                "FUNDING OF THE MERGER--Expenses of the Merger"
or Other                        is incorporated herein by reference.
Consideration.

                 Item 1007(b)   Conditions. Not applicable.

                 Item 1007(c) Expenses. The information contained in the section of the Proxy Statement entitled "FUNDING OF THE MERGER--Expenses of the Merger" is incorporated herein by reference.

                 Item 1007(d) Borrowed Funds. The information contained in the section of the Proxy Statement entitled "FUNDING OF THE MERGER" is incorporated herein by reference.

Item 11.         Item 1008(a)   Securities Ownership. The information contained
Interest in                     in the sections of the Proxy Statement entitled
Securities of the               "SPECIAL FACTORS--Conflicts of Interest,"
Subject Company.                "SPECIAL FACTORS--Certain Effects of the Merger"
                                and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                                OWNERS AND MANAGEMENT" is incorporated herein by reference.

                 Item 1008(b)   Securities transactions. Not applicable.

Item 12.         Item 1012(d)   Intent to tender or vote in a going-private
The Solicitation                transaction. The information contained in the
or Recommendation.              sections of the Proxy Statement "SPECIAL
                                FACTORS--Purposes of the Merger for the Offering
                                Group and Marketing; Fairness of the Merger",
                                "SPECIAL FACTORS--Offering Group Agreement" and
                                "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                                AND MANAGEMENT" is incorporated herein by reference.

                 Item 1012(e) Recommendations of others. The information contained in the sections of the Proxy Statement entitled "SUMMARY TERM SHEET--The Merger," "SPECIAL FACTORS--Fairness of the Merger," "SPECIAL FACTORS-- Purposes of the Merger for the Offering Group and Marketing; Fairness of the Merger" and "SPECIAL FACTORS--Conflicts of Interest" is incorporated herein by reference.

Item 13.         Item 1010(a)   Financial information. Market America does not
Financial                       typically calculate ratio of earnings to fixed
Statements.                     charges because it has no registered debt
                                securities or preference equity securities. The information contained in the sections of the Proxy Statement entitled "SPECIAL
                                FACTORS--Certain Effects of the Merger,"
                                "FUNDING OF THE MERGER" and "SELECTED FINANCIAL
                                DATA" and "FINANCIAL STATEMENTS" is incorporated herein by reference.

                 Item 1010(b) Pro forma information. The information contained in the sections of the Proxy Statement entitled "SPECIAL FACTORS--Certain Effects of the Merger" and "SELECTED FINANCIAL DATA--Pro Forma Financial Data" is incorporated herein by reference.

Item 14.         Item 1009(a)   Solicitations or recommendations. The
Persons/Assets,                 information contained in the section of the
Retained,                       Proxy Statement entitled "VOTING AND
Employed,                       PROXIES--Solicitation of Proxies; Expenses" is
Compensated or                  incorporated herein by reference.
Used.

                 Item 1009(b) Employees and corporate assets. The information contained in the sections of the Proxy Statement entitled "VOTING AND PROXIES--Solicitation of Proxies; Expenses" and "SPECIAL FACTORS--Background and Purposes of the Merger" is incorporated herein by reference.

Item 15.         Item 1011(b)   Other material information. The information
Additional                      contained in the Proxy Statement, including all
Information.                    appendices thereto, is incorporated herein by
                                reference.

Item 16.         Item 1016(a)   (1) Definitive Proxy Statement filed with the
Exhibits.                           SEC on June 24, 2002.

                                (2) Form of Proxy Card filed with the SEC along
                                    with the Proxy Statement, incorporated by reference to Proxy Statement filed with the SEC on June 24, 2002.

                                (3) Press Release of Market America, dated June
                                    24, 2002, incorporated by reference to
                                    Exhibit 99.1 filed with Market America's
                                    Current Report on Form 8-K filed with the SEC on June 24, 2002.

                                (4) Press Release of Market America, dated March
                                    28, 2002, incorporated by reference to
                                    Exhibit 99.1 filed with Market America's
                                    Current Report on Form 8-K filed with the SEC on March 29, 2002.

                                (5) Press Release of Market America, dated
                                    January 11, 2002, incorporated by reference to Exhibit 99.1 filed with Market America's Current Report on Form 8-K filed with the SEC on January 14, 2002.

                                (6) Press Release of Market America, dated
                                    October 17, 2001, incorporated by reference to Exhibit 99.1 filed with Market America's Current Report on Form 8-K filed with the SEC on October 17, 2001.

                                (7) Offer Letter dated October 17, 2001 from
                                    James H. Ridinger to Market America,
                                    incorporated by reference to Exhibit 99.2 filed with Market America's Current Report on Form 8-K filed with the SEC on October 17, 2001.

                                (8) Offering Group Stockholders Agreement, dated
                                    March 15, 2002, incorporated by reference to Exhibit B filed with Amendment No. 1 to the
                                    Schedule 13D of James H. Ridinger filed with the SEC on March 25, 2002.

                 Item 1016(b)   (1) First Union National Bank Commercial Loan
                                    Commitment Letter, dated as of November 26,
                                    2001.**

                                (2) Wachovia Bank Commercial Loan Commitment
                                    Letter, dated June 3, 2002.****

                 Item 1016(c)   (1) Burnham Securities, Inc. Confidential
                                    Valuation prepared exclusively for the Board of Directors of Market America, Inc., dated June 18, 2001.**

                                (2) Allison Steinberg analysis, prepared
                                    exclusively for Board of Directors of Market
                                    America, Inc., undated.**

                                (3) Updated analysis, prepared by Allison
                                    Steinberg exclusively for Board of Directors of Market America, Inc., April, 2002.***

                 Item 1016(d)   (1) Agreement and Plan of Merger, dated as of
                                    March 27, 2002, by and among Miracle Market
                                    Inc., MA Acquisition Sub Inc. and Market
                                    America, Inc., attached as Annex A to the Proxy Statement, incorporated by reference to Definitive Proxy Statement filed with the SEC on June 24, 2002.

                                (2) Market America, Inc. Employment Agreement,
                                    dated March 15, 2002 (Marc Ashley),
                                    incorporated by reference to Exhibit 99.2 filed with Market America's Current Report on Form 8-K filed with the SEC on March 29, 2002.

                                (3) Market America, Inc. Employment Agreement,
                                    dated March 15, 2002 (Joseph V. Bolyard), incorporated by reference to Exhibit 99.3 filed with Market America's Current Report on Form 8-K filed with the SEC on March 29, 2002.

                                (4) Market America, Inc. Employment Agreement,
                                    dated March 15, 2002 (Dennis J. Franks), incorporated by reference to Exhibit 99.4 filed with Market America's Current Report on Form 8-K filed with the SEC on March 29, 2002.

                                (5) Market America, Inc. Employment Agreement,
                                    dated March 15, 2002 (Andrew Weissman),
                                    incorporated by reference to Exhibit 99.5 filed with Market America's Current Report on Form 8-K filed with the SEC on March 29, 2002.

                                (6) Market America, Inc. Employment Agreement,
                                    dated March 15, 2002 (Martin L. Weissman), incorporated by reference to Exhibit 99.6 filed with Market America's Current Report on Form 8-K filed with the SEC on March 29, 2002.

                                (7) Market America, Inc. Employment Agreement,
                                    dated March 15, 2002 (Loren A.
                                    Ridinger).****

                 Item 1016(f)   (1) Article 13 of the North Carolina Business
                                    Corporation Act, attached as Annex B to the Proxy Statement, incorporated by reference to Definitive Proxy Statement filed with the SEC on June 24, 2002.

                 Item 1016(g)   Not applicable.

**  Previously filed with Schedule 13E-3, dated March 28, 2002.
***  Previously filed with Amendment No. 1 to Schedule 13E-3, dated May 22,
     2002.
****  Previously filed with Amendment No. 2 to Schedule 13E-3, dated June 24,
      2002.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  June 24, 2002

                                         MARKET AMERICA, INC.


                                         By:   /s/ James H, Ridinger
                                            -------------------------------
                                            Name:  James H. Ridinger
                                            Title: President


                                         MIRACLE MARKETING INC.


                                         By:   /s/ James H, Ridinger
                                            -------------------------------
                                            Name:  James H. Ridinger
                                            Title: Director


                                         MA ACQUISITION SUB INC.

                                         By:  Miracle Marketing Inc.,
                                              Its sole shareholder

                                              By:   /s/ James H, Ridinger
                                                 -------------------------------
                                                 Name:  James H. Ridinger
                                                 Title: Director


                                                   /s/ James H.Ridinger
                                         ---------------------------------------
                                              James H. Ridinger

                                         Loren Ashley Ridinger
                                         Martin L. Weissman
                                         Dennis J. Franks
                                         Marc Ashley
                                         Joseph V. Bolyard
                                         Andrew Weissman

                                         By: /s/ James H. Ridinger
                                            ------------------------------------
                                             James H. Ridinger, Attorney-in-Fact

                                  EXHIBIT INDEX

EXHIBIT NO.                                      DESCRIPTION
-----------                                      -----------

(a)(1)                     Definitive Proxy Statement filed with the SEC on
                           June 24, 2002.

(a)(2) Form of Proxy Card filed with the SEC along with the Proxy Statement, incorporated by reference to Definitive Proxy Statement filed with the SEC on June 24, 2002.

(a)(3) Press Release of Market America, dated June 24, 2002, incorporated by reference to Exhibit 99.1 filed with Market America's Current Report on Form 8-K filed with the SEC on June 24, 2002.

(a)(4) Press Release of Market America, dated March 28, 2002, incorporated by reference to Exhibit 99.1 filed with Market America's Current Report on Form 8-K filed with the SEC on March 29, 2002.

(a)(45 Press Release of Market America, dated January 11, 2002, incorporated by reference to Exhibit 99.1 filed with Market America's Current Report on Form 8-K filed with the SEC on January 14, 2002.

(a)(6) Press Release of Market America, dated October 17, 2001, incorporated by reference to Exhibit 99.1 filed with Market America's Current Report on Form 8-K filed with the SEC on October 17, 2001.

(a)(7)                     Offer Letter dated October 17, 2001 from James H.
                           Ridinger to Market America, incorporated by reference to Exhibit 99.2 filed with Market America's Current Report on Form 8-K filed with the SEC on October 17, 2001.

(a)(8) Offering Group Stockholders Agreement, dated March 15, 2002, incorporated by reference to Exhibit B filed with Amendment No. 1 to the Schedule 13D of James H. Ridinger filed with the SEC on March 25, 2002.

(b)(1) First Union National Bank Commercial Loan Commitment Letter, dated as of November 26, 2001.**

(b)(2) Wachovia Bank Commercial Loan Commitment Letter, dated June 3, 2002.

(c)(1) Burnham Securities, Inc. Confidential Valuation prepared exclusively for the Board of Directors of Market America, Inc., dated June 18, 2001.**

(c)(2) Allison Steinberg analysis, prepared exclusively for Board of Directors of Market America, Inc., undated.**

(c)(3) Updated analysis, prepared by Allison Steinberg exclusively for Board of Directors of Market America, Inc., April, 2002.***

(d)(1) Agreement and Plan of Merger, dated as of March 27, 2002, by and among Miracle Market Inc., MA Acquisition Sub Inc. and Market America, Inc., attached as Annex A to the Proxy Statement, incorporated by reference to Definitive Proxy Statement filed with the SEC on June 24, 2002.

(d)(2) Market America, Inc. Employment Agreement, dated March 15, 2002 (Marc Ashley), incorporated by reference to Exhibit 99.2 filed with Market America's Current Report on Form 8-K filed with the SEC on March 29, 2002.

(d)(3) Market America, Inc. Employment Agreement, dated March 15, 2002 (Joseph V. Bolyard), incorporated by reference to Exhibit 99.3 filed with Market America's Current Report on Form 8-K filed with the SEC on March 29, 2002.

(d)(4) Market America, Inc. Employment Agreement, dated March 15, 2002 (Dennis J. Franks), incorporated by reference to Exhibit 99.4 filed with Market America's Current Report on Form 8-K filed with the SEC on March 29, 2002.

(d)(5) Market America, Inc. Employment Agreement, dated March 15, 2002 (Andrew Weissman), incorporated by reference to Exhibit 99.5 filed with Market America's Current Report on Form 8-K filed with the SEC on March 29, 2002.

(d)(6) Market America, Inc. Employment Agreement, dated March 15, 2002 (Martin L. Weissman), incorporated by reference to Exhibit 99.6 filed with Market America's Current Report on Form 8-K filed with the SEC on March 29, 2002.

(d)(7) Market America, Inc. Employment Agreement, dated March 15, 2002 (Loren A. Ridinger).

(f) Article 13 of the North Carolina Business Corporation Act, attached as Annex B to the Proxy Statement, incorporated by reference to Definitive Preliminary Proxy Statement filed with the SEC on June 24, 2002.

(g)                        Not applicable.


** Previously filed with Schedule 13E-3, dated March 28, 2002.
***  Previously filed with Amendment No. 1 to Schedule 13E-3, dated May 22,
     2002.
****  Previously filed with Amendment No. 2 to Schedule 13E-3, dated June 24,
      2002.